July 31, 2017	News Release 17–21

SILVER STANDARD NAME CHANGE TO SSR MINING EFFECTIVE AUGUST 1, 2017

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) is pleased to announce that we have filed a notice of alteration to change our name to SSR Mining Inc. (“SSR Mining”) effective August 1, 2017. Shareholders approved a special resolution to change the name at our Annual and Special Meeting of Shareholders held May 4, 2017.

On August 1, 2017, our domain name will change to www.ssrmining.com and visitors to our current website address and communication to our current electronic mail addresses will be redirected. Our shares will continue to trade under our existing ticker symbols on the NASDAQ Capital Markets and the Toronto Stock Exchange until the SSR Mining ticker symbol “SSRM” becomes effective, which is expected on or about August 3, 2017.

Paul Benson, President and CEO said, “August 1st is an important day in our evolution as we change our name to SSR Mining to more accurately reflect our business focus. We have evolved from a silver-focused explorer to an intermediate precious metals producer with three mines in the Americas, two of which produce predominantly gold. In fact, in 2017, approximately 80% of our revenue will be generated from gold production. We feel it is important to reflect our over 70-year history and, as such, our new name includes the initials of our existing name and builds on a strong brand, well-known by our stakeholders and the investment community. The name SSR Mining represents our accomplishments and proud history.”

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the 75% owned and operated Puna Operations joint venture in Jujuy Province, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.

For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. The forward-looking statements in this news release relate to the anticipated timing of trading under our new name and ticker symbol on the NASDAQ Capital Markets and the Toronto Stock Exchange. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, those various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set out above, you should not place undue reliance on forward-looking statements.